Peptinovo Biopharma Inc

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
ASSETS		
Current Assets		
Bank Accounts		
310 PNC Operating x0292	350,498.25	429,984.38
PNC Checking (LLC old) (deleted)	0.00	0.00
PNC Incoming x3437		662.53
Total Bank Accounts	**$350,498.25**	**$430,646.91**
Accounts Receivable		
11000 Accounts Receivable		0.00
Total Accounts Receivable	**$0.00**	**$0.00**
Other Current Assets		
Prepaid Expenses	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$350,498.25**	**$430,646.91**
Fixed Assets		
17000 Accumulated Depreciation	-45,628.03	-45,628.03
17100 Equipment assets	45,628.03	45,628.03
Total Fixed Assets	**$0.00**	**$0.00**
Other Assets		
Accumulated Amortization - Patents	-44,265.00	-44,265.00
Patents	451,493.38	451,493.38
Peptinovo Australia		732,000.00
R & D Costs - Net	1,485,510.71	1,485,510.71
Security Deposits		3,109.11
Total Other Assets	**$1,892,739.09**	**$2,627,848.20**
TOTAL ASSETS	**$2,243,237.34**	**$3,058,495.11**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable	254,524.36	1,167,661.14
Total Accounts Payable	**$254,524.36**	**$1,167,661.14**
Credit Cards		
Credit card old	109.90	0.00
Credit card pnc xx8075		41,733.20

Peptinovo Biopharma Inc

Balance Sheet

As of December 31, 2024

	JAN - DEC 2023	JAN - DEC 2024
Total Credit Cards	**$109.90**	**$41,733.20**
Other Current Liabilities		
24000 Payroll Liabilities		
Federal Taxes (941/944)	2,247.11	2,665.51
Federal Unemployment (940)	168.00	210.00
MI Income Tax	1,462.28	1,297.75
MI Unemployment Tax	173.22	86.00
Total 24000 Payroll Liabilities	**4,050.61**	**4,259.26**
Direct Deposit Payable	0.00	0.00
loan Agley		0.00
Loan Cantilever	0.00	0.00
Loan CIF2		26,000.00
Loan Ehlert	0.00	0.00
Loan Homan 10	0.00	150,000.00
Loan MEF 10		37,000.00
Loan MRP-F19		2,000,000.00
Loan Stinson	125,000.00	0.00
Loan Tokarz	0.00	0.00
Michigan Department of Treasury Payable	0.00	0.00
Total Other Current Liabilities	**$129,050.61**	**$2,217,259.26**
Total Current Liabilities	**$383,684.87**	**$3,426,653.60**
Long-Term Liabilities		
Convertible Debt/Bridge 2022	3,755,900.00	0.00
Total Long-Term Liabilities	**$3,755,900.00**	**$0.00**
Total Liabilities	**$4,139,584.87**	**$3,426,653.60**
Equity		
30100 Stock	10,366.56	27,110.81
32000 Retained Earnings	-1,075,882.21	-3,908,571.73
SAFE Series 1	2,001,857.64	0.00
Series A1 equity		8,216,457.64
Series A1 pending close		100,000.00
Net Income	-2,832,689.52	-4,803,155.21
Total Equity	**$ -1,896,347.53**	**$ -368,158.49**
TOTAL LIABILITIES AND EQUITY	**$2,243,237.34**	**$3,058,495.11**